EXHIBIT 2

                                THE SBARRO FAMILY
                  (Mario Sbarro, Joseph Sbarro, Anthony Sbarro
                        and the Trust of Carmela Sbarro)
                                c/o Sbarro, Inc.
                              401 Broad Hollow Road
                               Melville, NY 11747

                                                              November 25, 1998

         Board of Directors of Sbarro, Inc.

         Gentlemen:

                  I am pleased to extend a new proposal, on behalf of myself, Joseph Sbarro, Anthony Sbarro and the Trust of Carmela Sbarro (the "Sbarro Family"), to acquire all of the outstanding shares of Common Stock of Sbarro, Inc. (the "Company") not currently owned by the Sbarro Family (the "Public Shares"). The transaction would be structured as a cash merger of the Company with a company to be owned by the Sbarro Family in which each holder of Public Shares would receive $27.50 per share, or an aggregate of approximately $388 million, based on the number of Public Shares outstanding as of October 4, 1998.

                  Consummation of the acquisition would be subject, among other things, to (i) entering into a definitive merger agreement with the Company with respect to the transaction, (ii) approval of the transaction by a special committee of the Company's Board of Directors (the "Special Committee"), the full Board of Directors and the Company's shareholders, (iii) receipt of satisfactory financing for the transaction (the Sbarro family members have been informed by Bear, Stearns & Co. Inc., that, subject to certain conditions, Bear Stearns was highly confident that financing for the transaction could be obtained), (iv) the continued suspension of dividends by the Company and (v) receipt of a fairness opinion from the financial advisor to the Special Committee stating that the proposed transaction is fair, from a financial point of view, to the public shareholders.

                  We believe that our proposal is beneficial to both the Company and its public shareholders and is a fair one to the public shareholders. The proposed acquisition price of $27.50 represents a premium over today's closing price of the Company's Common Stock on the New York Stock Exchange of $24.8125.


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                  We look forward to working with you and the advisors to the
         Special Committee to complete this transaction and hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

                                                      Sincerely,

                                             By:  /s/ Mario Sbarro
                                                  ------------------------------
                                                      Mario Sbarro, on behalf of
                                                      the Sbarro Family